

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Alexander Rabinovich
Chief Executive Officer
Intercure Ltd.
85 Medinat ha-Yehudim Street
Herzliya, 4676670, Israel

> **Re: Intercure Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form 20-F**
> **Submitted July 2, 2021**
> **CIK No. 0001857030**

Dear Mr. Rabinovich:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F filed July 2,2021

Note 1 General
A. The Company's activity , page F-10

1. We note your response to prior comment 3. Please expand your disclosures herein or within your critical accounting policies to provide a more fulsome discussion for your basis of accounting for the Kibbutzum. In addition, in light of your use of IFRS 11, please provide all of the disclosures required by IFRS 12.

       You may contact Jeanne Baker, Staff Accountant, at (202) 551-3691 or Jeanne Bennett, Accounting Branch Chief, at (202) 551-3606 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney- Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney- Advisor, at (202) 551- 3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark S. Selinger, Esq.